May 12, 2015

Securities and Exchange Commission	VIA EDGAR
Division of Corporation Finance
Attn: Dietrich King, Assistant Director
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Equitable Financial Corp.

File Number 333-202707

Registration Statement on Form S-1 (“Registration Statement”)

Dear Mr. King:

On behalf of Equitable Financial Corp. (the “Company”), and in connection with the above-referenced Registration Statement, we are submitting below the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the letter dated May 6, 2015.  Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith.

For your convenience, the text of the comment is presented in bold before the Company’s response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 — Income Taxes, page F-42

1.                                      We have reviewed your supplemental response to comment 6.  Please revised the financial statements to reflect the deferred tax liability for bad debt reserves for tax purposes for amounts that arise in excess of the base-year amount pursuant to ASC 942-740-25-3 or advise as to why this is not required.  Please also revise other ancillary portions of your amendment, as appropriate.

Response:                                        The financial statements have been revised in Amendment No. 2 in response to the comment.  In addition, other related portions of the prospectus included in Amendment No. 2 have been revised in response to the comment.

* * * * * *

We believe the foregoing is responsive to the Staff’s comment.  The Company wishes to have the Registration Statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (402) 474-6900.

Very truly yours,

/s/ David J. Routh

David J. Routh
For the Firm